UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

May 8, 2007

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: May 8, 2007	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	HANK SWARTOUT EXECUTIVE CHAIRMAN OF PRECISION DRILLING CORPORATION ANNOUNCES RETIREMENT

NEWS RELEASE

HANK SWARTOUT EXECUTIVE CHAIRMAN OF PRECISION DRILLING CORPORATION ANNOUNCES RETIREMENT

Calgary, Alberta, Canada - May 8, 2007

Hank Swartout, Executive Chairman of Precision Drilling Corporation (“Precision” or the “Company”), Administrator of Precision Drilling Trust, has announced that he intends to retire as Executive Chairman and as a Director of Precision later this year.

The Board of Directors of Precision (the “Board”) announces that Mr. Swartout’s retirement is a continuation of a mutual transition and succession plan. The Board has embarked on a process to recruit a Chief Executive Officer (“CEO”) and Mr. Swartout has indicated that he will stay on as Executive Chairman during the interim period until a CEO has been appointed. Mr. Gene Stahl, President and Chief Operating Officer of Precision, has advised that he will not be putting his name forward as a candidate for the CEO position. Mr. Stahl will continue on in his current role and is fully supportive of the search process. At the time of Mr. Swartout’s retirement, it is intended that the Board will appoint an independent Chairman.

“Under Hank’s leadership, Precision has grown from being a small operator with three drilling rigs to become the largest oilfield service provider in Canada. His contributions to both the Company and the industry have been significant and his vision, guidance and leadership have led Precision to become a true Canadian success story," said Robert Phillips, Precision’s Lead Director, speaking on behalf of the Board. "We would like to thank Hank for his many years of dedicated service and the time he has given us to transition Company leadership. We expect the process to be seamless for our employees, customers and unitholders."

Precision Drilling Trust is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com